Exhibit 99.1

April 24, 2014

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Announcement of Financial Results for Gazit-Globe Ltd.’s Subsidiary Citycon Oyj. for the First Quarter of 2014

Below please find an announcement from Citycon Oyj. (a subsidiary of Gazit-Globe Ltd. in which it holds approximately 49.3% ownership), whose shares are publicly-traded on the Helsinki Stock Exchange, regarding it first quarter financial results, as published on April 24, 2014 in Finland.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

Citycon in Brief

Citycon is an owner, developer and manager of urban grocery-anchored shopping centres in the Nordic and Baltic region, managing assets that total approximately EUR 3.3 billion and with market capitalisation of more than EUR 1 billion. Citycon is the No. 1 shopping centre owner in Finland and Estonia and among the market leaders in Sweden. Citycon has also established footholds in Lithuania and Denmark.

Citycon is seeking growth both through operational improvement, extensions and (re)developments of its existing shopping centres as well as selective shopping centre acquisitions. The largest and well-established shopping centres represent the core of the company’s portfolio and joint venture partners may be selected as co-owners to these centres.

At the end of March 2014, Citycon owned 36 shopping centres and 33 other retail properties. Of the shopping centres owned by the company, 21 are located in Finland, 10 in Sweden, including Kista Galleria, 4 in the Baltic region and 1 in Denmark.

Citycon Oyj’s share is listed in Nasdaq OMX Helsinki.

Contents

Summary of the First Quarter of 2014 Compared with the Previous Quarter	2
Summary of January–March 2014 Compared with the Corresponding Period of 2013	2
Main Events January–March 2014	3
CEO’s Comment	3
Events after the Reporting Period	3
Outlook	3
Business Environment	3
Changes in the Property Portfolio	4
Leasing Activity	6
Financing	6
Financial Performance	7
Statement of Financial Position	9
Cash Flow Statement	9
Financial Performance of Business Units	10
Finland	10
Sweden	11
Baltic Countries and New Business	12
Environmental Responsibility	13
Risks and Uncertainties	13
General Meetings	13
Shares and Shareholders	13
EPRA Performance Measures	16
Interim Condensed Consolidated Financial Statements 1 January–31 March 2014, IFRS	19
Notes to Interim Condensed Consolidated Financial Statements	23
Auditor’s Report

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY - 31 MARCH 2014	1

Citycon Oyj’s Interim Report for 1 January–31 March 2014

Summary of the First Quarter of 2014 Compared with the Previous Quarter

•	Turnover decreased to EUR 61.3 million (Q4/2013: EUR 62.0 million) mainly due to divestments of non-core properties.

•	Net rental income decreased by EUR 1.3 million, or 3.0%, to EUR 40.7 million (EUR 41.9 million), mainly as a result of higher property operating expenses reflecting normal seasonal variations as well as divestments.

•	EPRA Operating profit decreased by EUR 0.4 million, or 1.0%, to EUR 36.1 million (EUR 36.5 million), mainly due to lower net rental income, which was partly offset by lower administrative expenses.

•	EPRA Earnings increased to EUR 22.3 million (EUR 22.1 million) mainly thanks to lower direct financial and administrative expenses. EPRA Earnings per share (basic) increased to EUR 0.051 (EUR 0.050).

•	The fair value change in investment properties was EUR 11.9 million (EUR 4.7 million), and the fair value of investment properties totalled EUR 2,744.3 million (EUR 2,733.5 million). The weighted average net yield requirement for investment properties decreased to 6.2% (6.3%).

•	The company specifies its guidance regarding turnover.

Summary of January–March 2014 Compared with the Corresponding Period of 2013

•	Turnover decreased to EUR 61.3 million (Q1/2013: EUR 62.9 million) mainly due to divestments and a weaker Swedish krona.

•	Net rental income increased by EUR 0.3 million, or 0.8%, to EUR 40.7 million (EUR 40.4 million) mainly due to strict operating expenses management supported by mild winter conditions. Net rental income of like-for-like properties increased by EUR 1.2 million, or 3.9%, excluding the impact of the weaker Swedish krona, while the completion of (re)development projects increased net rental income by EUR 0.4 million.

•	Earnings per share were EUR 0.08 (EUR 0.07).

•	EPRA Earnings increased by EUR 2.6 million, or 13.4% mainly as a result of higher net rental income and lower financing and administrative expenses. EPRA Earnings per share (basic) were EUR 0.051 (EUR 0.052).

•	Net cash from operating activities per share increased to EUR 0.06 (EUR 0.05).

Key figures

IFRS based key figures	Q1/2014	Q1/2013	Change-% 1)	Q4/2013	2013
Turnover, EUR million	61.3	62.9	-2.5	62.0	248.6
Net rental income, EUR million	40.7	40.4	0.8	41.9	168.9
Profit/loss attributable to parent company shareholders, EUR million	33.6	26.1	28.6	33.0	93.1
Earnings per share (basic), EUR	0.08	0.07	9.8	0.07	0.22
Net cash from operating activities per share, EUR 2)	0.06	0.05	17.7	0.08	0.14
Fair value of investment properties, EUR million	2,744.3	2,730.9	0.5	2,733.5	2,733.5
Equity ratio, %	44.2	40.4	9.6	45.3	45.3
Loan to Value (LTV), % 3)	50.3	49.0	2.5	49.3	49.3

EPRA based key figures	Q1/2014	Q1/2013	Change-% 1)	Q4/2013	2013
EPRA Operating profit, EUR million	36.1	35.4	1.9	36.5	149.1
% of turnover	58.9	56.3	4.6	58.8	60.0
EPRA Earnings, EUR million	22.3	19.7	13.4	22.1	86.7
EPRA Earnings per share (basic), EUR	0.051	0.052	-3.2	0.050	0.204
EPRA Cost Ratio (including direct vacancy costs) (%) 4)	24.1	26.3	-8.4	25.0	22.4
EPRA Cost Ratio (excluding direct vacancy costs) (%) 4)	21.6	22.9	-5.9	22.6	20.0
EPRA NAV per share, EUR	3.03	2.99	1.3	3.10	3.10
EPRA NNNAV per share, EUR	2.74	2.70	1.7	2.90	2.90

1)	Change-% is calculated from exact figures and refers to the change between 2014 and 2013.
2)	Citycon changed the reporting of cash flows in the first quarter of 2014. Realised exchange rate gains and losses have been moved from net cash flow from operating activities to net cash flow from financing activities. The change has been applied also to the comparison periods.
3)	Citycon changed the reporting of LTV in the period by including also ‘Investments in joint ventures’ in the investment properties. The change has been applied also to the comparison periods.
4)	Citycon made an adjustment to its reporting of parking income during the year 2014. Previously Citycon reported parking income within service charge income, but starting from current year part of gross rental income. The change affects the calculation of EPRA Cost Ratios. The change has been applied also to the comparison periods.

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Main Events January–March 2014

•	Citycon announced changes in its Corporate Management Committee. Jurn Hoeksema was appointed Chief Operating Officer and a member of the Corporate Management Committee starting 1 June 2014. Harri Holmström, current Chief Operating Officer, was appointed to a new role of Chief Commercial Officer.

CEO’s Comment

Comments from Citycon Oyj’s Chief Executive Officer Marcel Kokkeel on the reporting period:

‘Year 2014 started positively despite the challenging market conditions especially in Finland. Like-for-like net rental income increased by 3.9%, which is a solid result in a low inflation environment. EPRA Earnings per share remained close to the same level as last year including the full impact of the increased number of shares from the rights issue executed in March 2013. The positive fair value change of EUR 11.9 million (EUR 24.8 million including Kista Galleria) is an indication of Citycon’s strengthened portfolio composition and the portfolio’s resilient nature.

During the first quarter, Citycon’s occupancy rate remained fairly stable, being 95.5% on 31 March. In Kista Galleria we successfully finalised some important tenant negotiations which allows us to start the upgrade and extension of the food court and refurbishment of the Northern entrance before summer.

During the quarter, the company appointed a new Chief Operating Officer with broad international experience, Jurn Hoeksema, to strengthen the management team. Harri Holmström, current COO (until 1 June), was appointed Chief Commercial Officer that will allow Citycon to focus even more on successful leasing.

We expect the market conditions to remain tough especially in Finland though the latest forecasts indicate that the Finnish economy has bottomed out. Citycon’s focus in 2014 will continue to be on cost control and increased leasing efforts.’

Events after the Reporting Period

No material events after the reporting period.

Outlook

The company specifies its guidance regarding turnover. In 2014, Citycon expects its turnover to change by EUR -1–7 million compared with the previous year (Q4/2013: EUR 1–9 million). The adjustment in the guidance is due to the weaker SEK and divested properties. The company expects its EPRA Operating profit to change by EUR -2–6 million and its EPRA Earnings to change by EUR 2–10 million from the previous year. The company forecasts an EPRA EPS (basic) of EUR 0.20–0.22.

These estimates are based on the existing property portfolio as well as on the prevailing level of inflation, the euro-krona exchange rate, and current interest rates. Properties taken offline for planned (re)development projects reduce net rental income during the year.

Business Environment

The macroeconomic fundamentals in Citycon’s operating countries have continued to stabilise with GDP growth estimates for 2014 being positive and above 2013 level in all countries. The European Commission forecasts Euro area GDP growth to reach 1.2% in 2014 with Sweden (2.5%), Estonia (2.3%), Lithuania (3.5%) and Denmark (1.7%) coming in ahead of this. The GDP growth for Finland (forecast 0.2%) is dependent on both the recovery of the European export markets as well as domestic demand. During the beginning of the year consumer confidence levels have stayed stable or decreased slightly in Citycon’s operating countries, while the negative consumer confidence in the Euro area has continued to recover. The consumer confidence levels in the Nordics remain positive. The unemployment rates are substantially below the Euro area average (11.9%) in all countries except for in Lithuania. (Source: Eurostat) Consumer prices continued to rise during the beginning of the year in Finland while they remained fairly stable in Estonia, Lithuania and Denmark. Inflation turned negative in Sweden.

Retail sales growth for the first two months of 2014 have been strong in Estonia (5.1%) and Lithuania (7.6%), positive in Sweden (2.9%), stable in Finland (0.1%) and negative in Denmark (-0.4%). (Source: Statistics Finland/Sweden/Estonia/ Lithuania/Denmark) Year-on-year prime shopping centre rents remained stable in Finland, while increasing 1.5% in Sweden and 1.5–2.0% in Estonia. In Finland the softening outlook for retail sales limits the rental growth potential going forward and in Estonia the rental growth is expected to be almost flat in 2014. In Sweden prime retail rents are forecasted to increase by 2.0–2.5% as retail sales growth improves. (Source: JLL)

The transactional activity has remained modest in Finland and Sweden. However, the demand for core assets remains strong and accordingly prime shopping centre yields have remained stable. In Finland the first quarter of 2014 continued the increasing investment activity set in Q4/2013, however, transaction volumes were still low for retail properties. There are signs of modestly increasing investor risk appetite, although stronger economic fundamentals are needed before more robust growth can be expected. In Estonia the investment market has been active, although the market lacks large volume transactions. Prime shopping centre yields have dropped to 7.3% and are expected to remain stable in 2014. (Source: JLL)

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Changes in the Property Portfolio

The figures presented below are for the period January–March and the figures in brackets are the reference figures for the corresponding period in 2013, unless otherwise indicated.

At the end of March, the fair value of Citycon’s property portfolio totalled EUR 2,744.3 million (31 December 2013: EUR 2,733.5 million), of which 61% (61%) comes from properties in Finland, 26% (26%) from Sweden and 13% (13%) from Baltic Countries and New Business. Of the fair value of the total property portfolio 92% (92%) comes from shopping centres and 8% (8%) from other retail properties.

Citycon has defined other retail properties (supermarkets and shops) as non-core properties and announced its intention to divest these properties within the next few years, after the completion of value enhancing activities.

Property summary

	31 March 2014			31 December 2013
	No. of	Fair value,		No. of	Fair value,
	properties	EUR million	Portfolio, %	properties	EUR million		Portfolio, %
Shopping centres	21	1,481.3	54	22	1,468.4		54
Other retail properties	31	203.0	7	33	202.8	1)	7
Finland, total	52	1,684.3	61	55	1,671.2		61
Shopping centres 2)	9	694.8	25	9	700.3		26
Other retail properties	2	19.7	1	2	19.8		1
Sweden, total	11	714.5	26	11	720.1		26
Shopping centres	5	345.5	13	5	342.2		13
Baltic Countries and New Business,total	5	345.5	13	5	342.2		13
Shopping centres, total	35	2,521.7	92	36	2,510.8		92
Other retail properties, total	33	222.7	8	35	222.7		8
Citycon, total	68	2,744.3	100	71	2,733.5		100

1)	Fair value does not include one property held for sale.
2)	Excludes Kista Galleria.

The fair value change of investment properties amounted to EUR 11.9 million (EUR 11.8 million). The company recorded a total value increase of EUR 25.0 million (EUR 21.6 million) and a total value decrease of EUR 13.1 million (EUR 9.8 million). Fair value gain of the shopping centres was EUR 13.4 million and the fair value loss of the supermarket and shop properties was EUR 1.5 million.

Fair value changes

EUR million	Q1/2014	Q1/2013	Change-%	Q4/2013	2013
Finland	5.7	8.3	-31.0	-6.5	2.3
Sweden	2.9	2.7	6.5	6.3	8.1
Baltic Countries and New Business	3.3	0.7	345.0	4.9	15.8
Shopping centres, total	13.4	12.8	4.2	5.7	25.2
Other retail properties, total	-1.5	-1.1	37.9	-1.0	0.9
Citycon, total	11.9	11.8	1.1	4.7	26.1

On 31 March 2014, the average net yield requirement defined by JLL for Citycon’s entire property portfolio was 6.2% (31 December 2013: 6.3%). The average net yield requirement for properties in Finland, Sweden and the Baltic Countries and New Business was 6.2%, 5.9% and 7.3% respectively. The weighted average market rent used for the valuation rose to EUR 25.6/sq.m (31 December 2013: EUR 25.3/sq.m). (cf. Note 6: Investment Property). JLL’s Valuation Statement for the period-end can be found on the corporate website at www.citycon.com/valuation.

Citycon’s gross capital expenditure (including acquisitions) for the period totalled EUR 24.1 million (EUR 157.1 million). Gross capital expenditure in the corresponding period includes acquisition of Kista Galleria (Q1/2013).

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY - 31 MARCH 2014	4

Capital expenditure

EUR million	Q1/2014	Q1/2013
Acquisitions of properties	—	1.6
Acquisitions of and investments in joint ventures	8.4	142.4
Property development	15.0	13.1
Other investments	0.7	0.1
Total capital expenditure incl. acquisitions	24.1	157.1
Capital expenditure by segment
Finland	12.7	8.7
Sweden	10.6	146.9
Baltic Countries and New Business	0.1	1.5
Group administration	0.7	0.1
Total capital expenditure incl. acquisitions	24.1	157.1
Divestments 1)	3.1	24.5

1)	Excluding divestments transferred into ‘Investment properties held for sale’ -category.

Acquisitions and divestments

During the review period Citycon divested three properties as presented in the table below.

Citycon has also agreed on the sale of two non-core properties and one residential portfolio for a total value of approximately EUR 23 million. These transactions are expected to close in 2014–2015.

Since the publication of its strategy update in July 2011, the company has divested 17 non-core properties and 3 residential portfolios for a total value of approximately EUR 87 million.

Acquisitions and divestments Q1/2014

		Location	Completion date	Gross leasable area, sq.m.	Price, EUR million
Divestments
Lauttasaaren Liikekeskus	Retail property	Helsinki, Finland	28 February	1,500	2.8
Säkylän Liiketalo	Retail property	Säkylä, Finland	30 January	1,200	0.3
Koskikara	Shopping centre	Valkeakoski, Finland	31 January	5,800	2.6
Divestments, total				8,500	5.7

(Re)development projects

At the end of the period, the company had two major (re)development projects underway: the Iso Omena extension and (re)development project in Espoo, and the IsoKristiina extension and (re)development project in Lappeenranta.

The estimated investment for the Iso Omena extension project, including partial (re)development of the existing shopping centre, will total approximately EUR 175 million. The first phase of the project, covering a EUR 120 million investment, will be carried out in a 50/50 partnership with NCC Property Development Oy. The amount of preleased space in the area of the extension stood at approximately 40% at the end of the review period.

The total investment for the IsoKristiina extension and (re)development project is estimated to be approximately EUR 110 million. Mutual Pension Insurance Company Ilmarinen owns 50% of the shopping centre, and will provide its 50% share of the project financing. The amount of preleased space in the area of the extension stood at approximately 70% at the end of the review period.

Further information on the company’s completed, ongoing and planned (re)developments can be found on pages 71–73 of the Annual Report for 2013.

(Re)development projects completed in 2014 and in progress on 31 March 2014

	Location	Area before and after project completion, sq.m.	Citycon’s (expected) gross investment need, EUR million	Actual gross investments by 31 March 2014, EUR million	Completion
Stenungs Torg	Gothenburg area, Sweden	36,400 / 41,400	18.0	3.2	Q3/2015
Kista Galleria	Stockholm, Sweden	94,200 / 94,600	5.0	3.3	Q4/2014
Iso Omena	Helsinki area, Finland	63,300 / 90,000	88.0	16.3	Q3/2016
IsoKristiina	Lappeenranta, Finland	22,400 / 34,000	54.0	20.3	Q4/2015

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Leasing Activity

The economic occupancy rate for Citycon’s portfolio totalled 95.5% (95.0%). The increase in the occupancy rate was due to decreased vacancies in the supermarket and shop portfolio as well as due to successful disposal of supermarket and shop properties. The economic occupancy rate for shopping centres was 95.8% (95.9%) and for supermarkets and shops 93.1% (88.7%).

The leasable area decreased by 3.7% to 953,390 square metres. The decrease in the leasable area was due to divestments. At the period-end, Citycon had a total of 3,227 (3,764) leases. The average remaining length of the lease portfolio remained at 3.4 (3.4) years.

The average rent increased from EUR 21.3/sq.m. to EUR 21.7/sq.m. mainly thanks to index increments and divestments.

The rolling twelve-month occupancy cost ratio for like-for-like shopping centre properties was 8.7%.

Lease portfolio summary

	Q1/2014	Q1/2013	Change-%	Q4/2013	2013
Number of properties at the end of the period	68	76	-10.5	71	71
Gross leasable area, sq.m.	953,390	989,870	-3.7	961,790	961,790
Annualised potential rental value, EUR million 1)	247.3	250.2	-1.2	246.1	246.1
Average rent (EUR/sq.m.)	21.7	21.3	1.9	21.5	21.5
Number of leases started during the period	144	167	-13.8	163	611
Total area of leases started, sq.m. 2)	30,696	35,387	-15.4	52,697	150,013
Average rent of leases started (EUR/sq.m.) 2)	18.9	20.7	-9.2	17.5	18.8
Number of leases ended during the period	204	250	-18.4	458	1,117
Total area of leases ended, sq.m. 2)	37,282	55,151	-32.4	66,260	186,567
Average rent of leases ended (EUR/sq.m.) 2)	22.5	18.6	21.0	18.3	18.6
Occupancy rate at end of the period (economic), %	95.5	95.0	—	95.7	95.7
Average remaining length of lease portfolio at the end of the period, years	3.4	3.4	—	3.5	3.5
Net rental yield, % 3)	6.4	6.4	—	6.4	6.4
Net rental yield, like-for-like properties, %	6.2	6.1	—	6.2	6.2

1)	Annualised potential rental value for the portfolio includes annualised gross rent based on valid rent roll at the end of the period, market rent of vacant premises and rental income from turnover based contracts (estimate) and possible other rental income.
2)	Leases started and ended do not necessarily refer to the same premises.
3)	Includes the value of unused building rights.

Tenants’ sales and footfall in Citycon’s shopping centres

During the period, total sales in Citycon’s shopping centres remained the same while footfall decreased by 3%, year-on-year. The decrease in footfall derived mainly from ongoing (re)developments. Like-for-like (LFL) shopping centre sales decreased by 1% and footfall by 2%.

Shopping centre sales and footfall 1)

Year-on-year, %	Sales	Sales, LFL	Footfall	Footfall, LFL
Finland	-4	-1	-5	-2
Sweden	1	0	2	2
Batlic Countries and New Business	11	12	0	-9
Shopping centres, total	0	-1	-3	-2

1)	Sales and footfall figures include estimates.

Financing

During last year, Citycon carried out several significant financing transactions that strengthened the company’s financing position. The balance sheet strengthened clearly as measured by the LTV and equity ratio levels, the average loan maturity has been extended, the interest coverage ratio improved and the available liquidity increased. During the first quarter commercial papers for an amount of EUR 47.0 million were issued. A term loan prepayment of EUR 23.1 million and repayments of interest-bearing debt amounting to EUR 0.6 million were made in line with previously disclosed payment terms.

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Net financial expenses decreased by EUR 2.7 million compared to the corresponding period last year to EUR 13.7 million (EUR 16.4 million). Financial expenses decreased both as a result of a lower amount of debt, weaker SEK and a lower average interest rate.

Interest-bearing debt showed a year-on-year decrease of EUR 97.0 million to EUR 1,483.4 million. The fair value of interest-bearing debt decreased year-on-year by EUR 94.1 million to EUR 1,491.8 million. Cash and cash equivalents decreased by EUR 148.0 million to EUR 17.0 million. The average loan maturity, weighted for the amount of the loans’ principal increased by 0.8 years to 3.8 years mainly due to the 7 year EUR 500 million Eurobond issued in June 2013.

The period-end weighted average interest rate, including interest rate swaps was 4.03% and decreased compared to previous quarter as a result of the commercial papers with low interest rates issued at the end of the period. The rate also decreased compared to last year.

As a result of the high interest fixing ratio the year-to-date weighted average interest rate for interest-bearing debt, including interest rate swaps, remained relatively stable at 4.08%. Mainly due to the lower interest rates following the EUR 500 million Eurobond issued in Q2/2013, it was however slightly lower compared to the corresponding period last year.

Key financing figures

	Q1/2014	Q4/2013	Change	Q1/2013	Change
Interest bearing debt, carrying value, EUR million	1,483.4	1,462.4	21.0	1,580.4	-97.0
Interest bearing debt, fair value, EUR million	1,491.8	1,471.3	20.5	1,585.9	-94.1
Net interest bearing debt, fair value, EUR million	1,474.8	1,433.3	41.5	1,420.8	54.0
Cash, EUR million	17.0	38.0	-21.0	165.1	-148.0
Available liquidity, EUR million	414.2	435.4	-20.2	335.1	80.1
Average loan maturity, years	3.8	4.1	-0.3	3.0	0.8
Average interest-rate fixing period, years	3.6	3.9	-0.3	3.2	0.5
Interest rate hedging ratio, %	82.1	83.4	-1.3	87.4	-5.4
Weighted average interest rate,incl. interest rate swaps, %	4.03	4.12	-0.09	4.20	-0.17
Year-to-date weighted average interest rate,incl. interest rate swaps, %	4.08	4.06	0.02	4.11	-0.03
Loan to Value (LTV), % 1)	50.3	49.3	1.0	49.0	1.2
Equity ratio (financial covenant > 32.5), %	44.1	45.2	-1.1	42.6	1.5
Interest cover ratio (financial covenant > 1.8), x	2.5	2.4	0.1	2.1	0.4

1)	Citycon changed the reporting of LTV in the period by including also ‘Investments in joint ventures’ in the investment properties. The change has been applied also to the comparison periods.

Financial Performance

Turnover

Citycon’s turnover came to EUR 61.3 million (EUR 62.9 million). Turnover decreased by EUR 1.6 million, or 2.5% with divestments decreasing the turnover by EUR 1.4 million and the weaker Swedish krona by EUR 0.7 million. Like-for-like properties contributed to turnover growth by EUR 0.6 million mainly thanks to indexations and higher rental levels.

Property operating expenses

Property operating expenses decreased by EUR 1.8 million, i.e. 8.3% from EUR 22.2 million to EUR 20.4 million. Completed (re)development projects increased property operating expenses, while divestments decreased them. Like-for-like property operating expenses decreased by EUR 0.6 million, mainly due to lower heating and electricity expenses resulting from a warmer first quarter of the year (cf. Note 4: Property Operating Expenses).

Other expenses from leasing operations

Other expenses from leasing operations, consisting of tenant improvements and credit losses, totalled EUR 0.2 million (EUR 0.3 million). The decrease was mainly attributable to lower tenant improvements for the period, while credit losses remained on the previous year’s level.

Net rental income

Citycon’s net rental income was EUR 40.7 million (EUR 40.4 million). Net rental income increased by EUR 0.3 million or 0.8%. Like-for-like net rental income grew by EUR 1.2 million, or 3.9%, mainly thanks to a clear increase in net rental income from shopping centres of 4.3%. In addition, like-for-like net rental income for supermarkets and shops increased by 1.4%. Larger shopping centres, such as Iso Omena and Liljeholmstorget Galleria contributed to the positive development in like-for-like net rental income of shopping centres. (Re)development projects such as Rocca al Mare and Kristiine in Estonia increased net rental income by EUR 0.4 million while divestments reduced net rental income by EUR 0.8 million.

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The following table presents like-for-like net rental income growth by segment. Like-for-like properties are properties held by Citycon throughout two full preceding periods, excluding properties under (re)development or extension and undeveloped lots. 73.5% of like-for-like properties are located in Finland, measured in net rental income.

Net rental income and turnover by segment and property portfolio

Net rental income						Turnover
EUR million	Finland	Sweden	Baltic Countries and New Business	Other	Total	Citycon total
Q1/2012	22.8	9.2	5.5	—	37.5	57.8
Acquisitions	0.4	—	0.4	—	0.8	1.7
(Re)development projects	0.2	0.0	0.5	—	0.8	1.4
Divestments	—	-0.2	—	—	-0.2	-0.7
Like-for-like properties	0.7	0.3	0.0	—	1.0	1.9
Other (incl. exchange rate diff.)	—	0.4	—	—	0.4	0.7
Q1/2013	24.2	9.7	6.4	—	40.4	62.9
Acquisitions	—	—	-0.1	—	-0.1	0.0
(Re)development projects	-0.4	0.2	0.5	—	0.4	0.0
Divestments	-0.5	-0.3	—	—	-0.8	-1.4
Like-for-like properties	1.0	0.1	0.1	—	1.2	0.6
Other (incl. exchange rate diff.)	—	-0.4	—	—	-0.4	-0.7
Q1/2014	24.4	9.2	7.0	—	40.7	61.3

Administrative expenses

Administrative expenses totalled EUR 5.1 million (EUR 5.3 million). This represented a reduction of EUR 0.2 million, or 4.6%, mainly related to lower personnel related expenses.

At the end of March, Citycon Group employed a total of 139 (117) persons, of whom 90 worked in Finland, 37 in Sweden, 10 in the Baltic countries and 2 in the Netherlands.

Net gains/losses on fair value and sale of investment properties

Net fair value gains on investment properties totalled EUR 11.9 million (EUR 11.8 million). Net gain on the sale of investment properties totalled EUR 0.2 million (loss on sale of EUR 0.4 million).

Operating profit

Operating profit came to EUR 48.2 million (EUR 46.7 million), being higher than in the corresponding period last year due to an increase in net rental income, lower administrative expenses, higher fair value gains and gains on sale of investment properties.

Net financial expenses

Net financial expenses decreased by EUR 2.7 million compared to the corresponding period last year to EUR 13.7 million (EUR 16.4 million). Financial expenses decreased as a result of a lower amount of debt and a lower average interest rate.

Share of profit of joint ventures

The share of profit of joint ventures totalled EUR 6.8 million (EUR 1.1 million). The growth came mainly from the positive fair value change of the Kista Galleria shopping centre.

Income taxes

Current tax expense for the period was EUR 0.2 million (EUR 0.2 million). Change in deferred taxes amounted to EUR -2.4 million (EUR -3.2 million). The change resulted mainly from a deferred tax liability booked related to the changes in the fair value of Finnish properties.

Profit for the period

Profit for the period came to EUR 38.8 million (EUR 28.1 million). In addition to higher operating profit, the profit for the period was increased by lower financial expenses and a higher share of profit of joint ventures.

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Statement of Financial Position

Investment properties

The fair value of investment properties increased by EUR 10.9 million to EUR 2,744.3 million from the end of 2013 (31 December 2013: EUR 2,733.5 million) due to gross capital expenditure of EUR 15.0 million, offset by divestments totalling EUR 3.1 million and by EUR 5.7 million due to the transfer of certain residential units in Sweden into the ‘Investment Property Held for Sale’ -category. In addition, net fair value gains on investment properties increased the value of investment properties by EUR 11.9 million. Exchange rate changes decreased the fair value of investments properties by EUR 7.2 million.

Shareholders’ equity

At the period-end, the shareholders’ equity attributable to parent company’s shareholders was EUR 1,253.7 million (EUR 1,200.0 million). This figure decreased from the end of 2013 (31 December 2013: EUR 1,289.6 million) by EUR 35.9 million, mainly due to dividend payments and equity returns of EUR 66.2 million. On the other hand, the shareholders’ equity was increased by the profit for the reporting period attributable to parent company shareholders by EUR 30.2 million. Citycon applies hedge accounting, which means that fair value changes of applicable interest derivatives are recorded under Other Items of Comprehensive Income, which affects shareholders’ equity. A loss on the fair value of interest derivatives of EUR 1.9 million was recorded for the period, taking into account their tax effect (a gain of EUR 7.6 million) (cf. Note 10: Derivative Contracts).

Due to the aforementioned items and the increased amount of shares resulting from the rights issue, equity per share decreased to EUR 2.84 (31 December 2013: EUR 2.92). The equity ratio decreased to 44.2% (31 December 2013: 45.3%). The company’s equity ratio, as defined in the loan agreement covenants, decreased to 44.1% (31 December 2013: 45.2%).

Liabilities

Liabilities totalled EUR 1,662.4 million (EUR 1,843.4 million), with short-term liabilities accounting for EUR 279.8 million (EUR 269.6 million). Interest-bearing debt decreased year-on-year by EUR 97.0 million to EUR 1,483.4 million (EUR 1,580.4 million). The fair value of interest-bearing debt was EUR 1,491.8 million (EUR 1,585.9 million) at the period-end.

Cash Flow Statement

Net cash from operating activities totalled EUR 28.3 million (EUR 20.5 million) in the reporting period. Net cash used in investing activities totalled EUR 10.5 million (net cash used in investing activities EUR 133.0 million). Capital expenditure related to investment properties, shares in joint ventures and tangible and intangible assets totalled EUR 16.2 million (EUR 155.8 million). Negative cash flow from investing activities was partly offset by sales of investment properties totalling EUR 5.7 million (EUR 24.3 million). Net cash used in financing activities was EUR 38.6 million (net cash from financing activities EUR 226.1 million).

Citycon changed the reporting of cash flow statement in the period by transferring the realised exchange rate gains and losses from net cash flow from operating activities to net cash flow from financing activities. The change has been applied also to the comparison period.

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY - 31 MARCH 2014	9

Financial Performance of Business Units

Citycon’s business operations are divided into three business units: Finland, Sweden, and Baltic Countries and New Business. The business units are further subdivided into clusters. The Finnish unit is composed of four clusters, the Swedish unit of three and Baltic Countries and New Business unit of one cluster.

Finland

Citycon’s net rental income from Finnish operations during the period totalled EUR 24.4 million (EUR 24.2 million). Net rental income grew by EUR 0.2 million or 0.8%, mainly thanks to like-for-like properties, which increased net rental income in Finland by EUR 1.0 million, or 4.4%. Growth was mainly a result of good performance of the shopping centres. Divestments and (re)development projects reduced net rental income by EUR 0.9 million. The business unit accounted for 60.1% (60.1%) of Citycon’s total net rental income. Net rental yield was 6.4% (6.3%).

At period-end, the Finnish property portfolio accounted for a total leasable area of 563,390 square metres (586,170 sq.m.). The leasable area decreased due to property divestments. The annualised potential rental value decreased to EUR 151.8 million, due to divestment of two non-core shopping centres and four supermarket- and shop properties.

Lease agreements started during the period applied to a GLA of 19,127 square metres (26,714 sq.m.) and the ended lease agreements applied to 27,842 square metres (37,294 sq.m.). The average rent for new lease agreements was lower than the average rent for the ended leases, mainly due to new leases concerning large retail units while the ended leases consisted of smaller retail units. Also leases were renewed at lower levels. The average rent rose from EUR 22.2/sq.m. to EUR 22.7/sq.m., mainly thanks to index increments and property divestments. The economic occupancy rate increased to 94.7% (94.3%) due to decreased vacancy in supermarkets and shops. In shopping centres, the economic occupancy rate was 95.0% (95.2%) and the average rent rose from EUR 25.7/sq.m. to EUR 26.5/sq.m.

Key figures, Finland

	Q1/2014	Q1/2013	Change-%	Q4/2013	2013
Number of properties at the end of the period	52	58	-10.3	55	55
Gross leasable area, sq.m.	563,390	586,170	-3.9	571,890	571,890
Annualised potential rental value, EUR million 1)	151.8	153.3	-1.0	150.5	150.5
Average rent (EUR/sq.m.)	22.7	22.2	2.3	22.4	22.4
Number of leases started during the period	88	105	-16.2	109	390
Total area of leases started, sq.m. 2)	19,127	26,714	-28.4	40,954	110,292
Average rent of leases started (EUR/sq.m.) 2)	18.2	20.5	-11.2	17.5	18.8
Number of leases ended during the period	156	101	54.5	163	498
Total area of leases ended, sq.m. 2)	27,842	37,294	-25.3	53,036	133,770
Average rent of leases ended (EUR/sq.m.) 2)	23.1	18.7	23.5	18.6	19.0
Occupancy rate at end of the period (economic), %	94.7	94.3	—	95.1	95.1
Average remaining length of lease portfolio at the end of the period, years	3.7	3.6	2.8	3.9	3.9
Gross rental income, EUR million 3)	35.7	36.5	-2.2	35.8	144.4
Turnover, EUR million	37.2	37.9	-1.9	37.4	150.4
Net rental income, EUR million	24.4	24.2	0.8	26.3	103.5
Net rental yield, % 4)	6.4	6.3	—	6.4	6.4
Net rental yield, like-for-like properties, %	6.4	6.3	—	6.3	6.3
Fair value of investment properties, EUR million	1,684.3	1,657.6	1.6	1,671.2	1,671.2

1)	Annualised potential rental value for the portfolio includes annualised gross rent based on valid rent roll at the end of the period, market rent of vacant premises and rental income from turnover based contracts (estimate) and possible other rental income.
2)	Leases started and ended do not necessarily refer to the same premises.
3)	Citycon made an adjustment to its accounting policy related to parking income during the year 2014. Previously Citycon reported parking income within service charge income, but starting from current year part of gross rental income. The change has been applied also to the 2013 comparison figures.
4)	Includes the value of unused building rights.

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Sweden

The company’s net rental income from Swedish operations decreased by EUR 0.4 million or 4.5% to EUR 9.2 million (EUR 9.7 million). Excluding the impact of the weakened Swedish krona, net rental income from Swedish operations was on the same level as in the corresponding period in 2013. Net rental income from like-for-like properties grew by EUR 0.1 million, or 1.5%, mainly thanks to improved net rental income from Liljeholmstorget Galleria and Jakobsbergs Centrum. On the other hand, divestments reduced net rental income by EUR 0.3 million. The business unit accounted for 22.7% (24.0%) of Citycon’s total net rental income. Net rental yield was 5.6% (5.6%).

At period-end, the Swedish property portfolio accounted for a total leasable area of 254,500 square metres (273,400 sq.m.). The leasable area decreased due to the divestment of supermarket and shop properties. The annualised potential rental value decreased to EUR 61.9 million due to divestments and the weakened Swedish krona.

Lease agreements started during the period applied to a GLA of 9,623 square metres (4,787 sq.m.) and ended lease agreements applied to 7,358 square metres (9,029 sq.m.). The average rent level for new lease agreements was higher than the average rent level for ended lease agreements due to new retail leases in shopping centre properties. Also leases renewed at higher rent contributed to the increase.

The average rent remained at EUR 20.2/sq.m. due to the weakened Swedish krona. The economic occupancy rate increased to 95.3% (94.2%), mostly due to divestment of one almost fully vacant supermarket and shop property.

Key figures, Sweden

	Q1/2014	Q1/2013	Change-%	Q4/2013	2013
Number of properties at the end of the period	11	13	-15.4	11	11
Gross leasable area, sq.m.	254,500	273,400	-6.9	254,500	254,500
Annualised potential rental value, EUR million 1)	61.9	65.6	-5.6	63.5	63.5
Average rent (EUR/sq.m.)	20.2	20.2	-0.5	20.8	20.8
Number of leases started during the period	42	44	-4.5	39	133
Total area of leases started, sq.m. 2)	9,623	4,787	85.2	5,416	16,780
Average rent of leases started (EUR/sq.m.) 2)	20.0	22.7	-13.2	19.8	21.3
Number of leases ended during the period	34	100	-66.0	285	529
Total area of leases ended, sq.m. 2)	7,358	9,029	-18.5	9,809	34,597
Average rent of leases ended (EUR/sq.m.) 2)	19.3	19.5	-1.0	16.4	16.6
Occupancy rate at end of the period (economic), %	95.3	94.2	—	95.1	95.1
Average remaining length of lease portfolio at the end of the period, years	3.0	3.1	-3.2	2.8	2.8
Gross rental income, EUR million 3)	14.2	15.5	-8.3	14.7	60.5
Turnover, EUR million	14.8	16.2	-8.4	15.4	63.3
Net rental income, EUR million	9.2	9.7	-4.5	9.0	39.7
Net rental yield, % 4)	5.6	5.6	—	5.6	5.6
Net rental yield, like-for-like properties, %	5.5	5.4	—	5.5	5.5
Fair value of investment properties, EUR million	714.5	755.1	-5.4	720.1	720.1

1)	Annualised potential rental value for the portfolio includes annualised gross rent based on valid rent roll at the end of the period, market rent of vacant premises and rental income from turnover based contracts (estimate) and possible other rental income.
2)	Leases started and ended do not necessarily refer to the same premises.
3)	Citycon made an adjustment to its accounting policy related to parking income during the year 2014. Previously Citycon reported parking income within service charge income, but starting from current year part of gross rental income. The change has been applied also to the 2013 comparison figures.
4)	Includes the value of unused building rights.

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Baltic Countries and New Business

Net rental income from the Baltic Countries and New Business operations increased by EUR 0.6 million, or 8.7%, to EUR 7.0 million (EUR 6.4 million), mainly due to completions of the (re)development projects in Rocca al Mare and Kristiine shopping centres. The business unit accounted for 17.2% (15.9%) of Citycon’s total net rental income. Net rental yield was 8.2% (8.6%). The decrease in net rental yield was due to tenant fit-out projects in two properties during 2013 while the fair values of these properties increased.

At the period-end, the property portfolio in Baltic Counties and New Business accounted for a total gross leasable area of 135,500 square metres (130,300 sq.m.). The annualised potential rental value increased to EUR 33.6 million, mainly due to the completion of the Rocca al Mare tenant fit-out project in the third quarter of 2013 and index increments in the first quarter of 2014. The average rent increased to EUR 20.7/sq.m, mostly due to indexation and fewer rental discounts.

Lease agreements started during the period applied to a GLA of 1,947 square metres (3,886 sq.m.) and ended lease agreements applied to 2,083 square metres (8,828 sq.m.). The average rent level for new lease agreements was lower than average for the ended lease agreements, mostly due to one office lease agreement and children’s playground lease while the ended lease agreements were retail leases. The economic occupancy rate increased to 99.6% (99.5%).

Key figures, Baltic Countries and New Business

	Q1/2014	Q1/2013	Change-%	Q4/2013	2013
Number of properties at the end of the period	5	5	—	5	5
Gross leasable area, sq.m.	135,500	130,300	4.0	135,400	135,400
Annualised potential rental value, EUR million 1)	33.6	31.3	7.3	32.1	32.1
Average rent (EUR/sq.m.)	20.7	20.0	3.5	19.8	19.8
Number of leases started during the period	14	18	-22.2	15	88
Total area of leases started, sq.m. 2)	1,947	3,886	-49.9	6,327	22,941
Average rent of leases started (EUR/sq.m.) 2)	21.0	19.8	6.1	15.6	16.7
Number of leases ended during the period	14	49	-71.4	10	90
Total area of leases ended, sq.m. 2)	2,083	8,828	-76.4	3,415	18,200
Average rent of leases ended (EUR/sq.m.) 2)	25.7	17.2	49.4	19.2	19.0
Occupancy rate at end of the period (economic), %	99.6	99.5	—	99.7	99.7
Average remaining length of lease portfolio at the end of the period, years	3.2	3.4	-5.9	3.3	3.3
Gross rental income, EUR million	8.2	7.6	7.2	7.9	30.4
Turnover, EUR million	9.3	8.8	5.9	9.2	34.9
Net rental income, EUR million	7.0	6.4	8.7	6.6	25.6
Net rental yield, %	8.2	8.6	—	8.2	8.2
Net rental yield, like-for-like properties, %	9.6	8.8	—	9.3	9.3
Fair value of investment properties, EUR million	345.5	318.2	8.6	342.2	342.2

1)	Annualised potential rental value for the portfolio includes annualised gross rent based on valid rent roll at the end of the period, market rent of vacant premises and rental income from turnover based contracts (estimate) and possible other rental income.
2)	Leases started and ended do not necessarily refer to the same premises.

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY - 31 MARCH 2014	12

Environmental Responsibility

Citycon’s strategy is to be among the forerunners in sustainable shopping centre management. The location of Citycon’s shopping centres in urban environments in growing cities and directly connected to public transportation, means that they are well positioned to face the demands of sustainable development.

Citycon continuously improves the energy efficiency of its shopping centres. The objective in 2014 is to continue to invest in measures that generate savings in consumption and costs, such as renewing lighting and lighting control solutions, or the greater use of frequency transformers and control in ventilation systems. Furthermore, Citycon ensures the continuous optimisation of adjustments and temperature settings for technical systems, in order to meet consumption and cost saving targets. By the end of March, the Ministry of Employment and the Economy had granted energy support for energy saving measures in seven shopping centres covering 20–25%, or EUR 915,000, of the investment costs.

In its sustainability reporting, Citycon applies the construction and real estate sector specific (CRESS) guidelines of the Global Reporting Initiative, as well as the guidelines published by EPRA in autumn 2011. The objectives, results and indicators for environmental responsibility are presented on pages 42 and 74–79 of the Annual and Sustainability Report 2013.

During the January- February period, electricity consumption saw a year-on-year decrease in like-for-like shopping centres in all operating countries. The decline in electricity consumption in like-for-like properties was almost 4% in total. During the same time period, heating consumption in like-for-like properties decreased over 6%, mainly due to the relatively warm weather in February.

Risks and Uncertainties

The company’s core risks and uncertainties, along with its main risk management actions and principles, are described in detail on pages 58–59 of the Annual Report 2013 and on pages 53–56 of the Financial Statements 2013.

Citycon’s Board of Directors believes there have been no material changes to the risks outlined in the Annual Report. The main risks are associated with property development projects, weaker economic development, rising operating expenses, environment and human related risks, decreasing fair values of investment properties and availability and cost of funding

General Meetings

Annual General Meeting 2014

Citycon Oyj’s Annual General Meeting (AGM) was held in Helsinki, Finland, on 19 March 2014. The meeting was opened by Bernd Knobloch, Deputy Chairman of the Board of Directors, and chaired by Manne Airaksinen, Attorney-at-Law. A total of 325 shareholders attended the AGM either personally or through a proxy representative, representing 76.1% of the total shares and votes in the company.

The AGM adopted the company’s financial statements and discharged the members of the Board of Directors and the Chief Executive Officer from liability for the financial year 2013. The AGM decided on a dividend of EUR 0.03 per share for the financial year 2013 and on an equity repayment of EUR 0.12 per share from the invested unrestricted equity fund. The dividend and equity repayment were paid on 31 March 2014.

The AGM resolved the number of members of the Board of Directors at ten. All Board members were re-elected to the Board: Chaim Katzman, Ronen Ashkenazi, Bernd Knobloch, Kirsi Komi, Karine Ohana, Claes Ottosson, Per-Anders Ovin, Jorma Sonninen, Yuval Yanai and Ariella Zochovitzky.

Ernst & Young Oy, a firm of authorised public accountants, was re-elected as the auditor of the company for 2014.

Other decisions made by the AGM are reported on the corporate website at www.citycon.com/agm2014.

Shares and Shareholders

At the end of March, Citycon had a total of 8,857 (8,509) registered shareholders, of which 10 were account managers of nominee-registered shares. Nominee-registered and other international shareholders held 348.4 million (331.7 million) shares, or 79.0% (75.2%) of shares and voting rights in the company.

The company has a single series of shares, with each share entitling to one vote at general meetings of shareholders. The shares have no nominal value.

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Information on shares and share capital

	Q1/2014	Q1/2013	Change-%	2013
Share price, transactions, EUR
Low	2.46	2.12	16.0	2.12
High	2.85	2.67	6.7	2.67
Average	2.64	2.42	9.1	2.44
Latest	2.58	2.23	15.7	2.56
Market capitalisation at period-end, EUR million	1,138.52	984.10	15.7	1,129.7
Share trading volume
Number of shares traded, million	25.3	44.4	-43.0	104.5
Value of shares traded, EUR million	66.8	107.3	-37.7	255.0
Share capital and shares
Share capital at period-start, EUR million	259.6	259.6	—	259.6
Share capital at period-end, EUR million	259.6	259.6	—	259.6
Number of shares at period-start, million	441.3	326.9	35.0	326.9
Number of shares at period-end, million	441.3	441.3	—	441.3

During the period, there were no changes in the company’s share capital.

Board authorisations and own shares

At the period-end the Board of Directors had two authorisations granted by the AGM 2014:

•	Board of Directors can decide on an issuance of a maximum of 75 million shares or special rights entitling to shares referred to in Chapter 10 Section 1 of the Finnish Limited Liability Companies Act. The authorisation will be valid until the close of the next AGM, however, no longer than until 30 June 2015.

•	Board of Directors may decide on the repurchase and/or on the acceptance as pledge of the company’s own shares in one or several tranches. The amount of own shares to be repurchased and/or accepted as pledge shall not exceed 20 million shares. The authorisation will be valid until the close of the next AGM, however, no longer than until 30 June 2015.

Flagging notices

The company did not receive any flagging notices during the period.

Own shares

During the reporting period, the company held no treasury shares.

Shareholder agreements

At the period-end the company had no knowledge of any shareholder agreements.

Stock options 2011

The Board of Directors of Citycon Oyj decided on 3 May 2011, by virtue of an authorisation granted by the AGM held on 13 March 2007, to issue stock options to the key personnel of the company and its subsidiaries.

The maximum total number of stock options which can be issued is 7,250,000. The subscription ratio is 1.1765, thus, the stock options entitle their owners to subscribe for a maximum total of 8,529,625 new shares in the company or existing shares held by the company. The stock options are marked with the symbols 2011A(I), 2011A(II) and 2011A(III); 2011B(I), 2011B(II) and 2011B(III); 2011C(I), 2011C(II) and 2011C(III); and 2011D(I), 2011D(II) and 2011D(III).

Share subscription prices, ratios and distributed stock options 2011 on 31 March 2014

				Number of shares
				which can be
	Subscription price,	Subscription	Distributed	subscribed with the
Option category	EUR 1)	ratio	options	distributed options
2011A–D(I)	2.8009	1.1765	2,250,000	2,647,125
2011A–D(II)	2.9199	1.1765	1,990,000	2,341,235
2011A–D(III)	2.3419	1.1765	2,065,000	2,429,472
Total			6,305,000	7,417,832

1)	Each year, the per-share dividends and equity returns, differing from the company’s normal practice, may be deducted from the share subscription price.

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Share subscription period of the stock options 2011

Option category	2011A(I-III)	2011B(I-III)	2011C(I-III)	2011D(I-III)
Share subscription period begins	1 April 2012	1 April 2013	1 April 2014	1 April 2015
Share subscription period ends	31 March 2018	31 March 2018	31 March 2018	31 March 2018

The stock option plan 2011 is covered in more detail in the company’s Financial Statements 2013. The terms and conditions of stock options 2011 in their entirety are available on the corporate website at www.citycon.com/options

Helsinki, 23 April 2014

Citycon Oyj

Board of Directors

Additional information:

Marcel Kokkeel

CEO

Tel. +358 20 766 4521 or +358 40 154 6760

marcel.kokkeel@citycon.com

Eero Sihvonen

Executive Vice President and CFO

Tel. +358 20 766 4459 or +358 50 557 9137

eero.sihvonen@citycon.com

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY - 31 MARCH 2014	15

EPRA Performance Measures

EPRA (European Public Real Estate Association) is a common interest group for listed real estate companies in Europe. EPRA’s mission is to promote, develop and represent the European publicly traded real estate sector. EPRA’s objective is to strive for ‘best practices’ in accounting, financial reporting and corporate governance in order to provide high-quality information to investors and to increase the comparability of different companies. Since 2006, Citycon has been applying the best practices policy recommendations of EPRA for financial reporting. For more information about EPRA’s performance measures is available in Citycon’s Financial Statements 2013 under section ‘EPRA Performance Measures’.

EPRA performance measures

	Q1/2014	Q1/2013	Change-%	2013
EPRA Earnings, EUR million	22.3	19.7	13.4	86.7
EPRA Earnings per share (basic), EUR	0.051	0.052	-3.2	0.204
EPRA Cost Ratio (including direct vacancy costs) (%) 1)	24.1	26.3	-8.4	22.4
EPRA Cost Ratio (excluding direct vacancy costs) (%) 1)	21.6	22.9	-5.9	20.0
EPRA NAV per share, EUR	3.03	2.99	1.3	3.10
EPRA NNNAV per share, EUR	2.74	2.70	1.7	2.90
EPRA Net Initial Yield (NIY) (%)	6.2	6.2		6.2
EPRA ‘topped-up’ NIY (%)	6.3	6.2		6.3
EPRA vacancy rate (%)	4.5	5.0		4.3

1)	Citycon made an adjustment to its reporting of parking income during the year 2014. Previously Citycon reported parking income within service charge income, but starting from current year part of gross rental income. The change affects the calculation of EPRA Cost Ratios. The change has been applied also to the 2013 comparison figures.

The following tables present how EPRA Performance Measures are calculated.

1) EPRA Earnings

EPRA Earnings increased by EUR 2.6 million to EUR 22.3 million in the first quarter of 2014 from EUR 19.7 million in the corresponding period in 2013. The increase was mainly a result of EUR 2.7 million lower direct financial expenses resulting mainly from the lower amount of debt and lower average interest rate. In addition, the like-for-like net rental income developed positively and (re)development projects provided additional growth whereas direct admininstrative expenses decreased by EUR 0.3 million. EPRA Earnings per share (basic) came to EUR 0.051 compared to EUR 0.052 in the corresponding period in 2013, decreasing slightly due to a higher number of shares.

EUR million	Q1/2014	Q1/2013	Change-%	2013
Earnings in IFRS Consolidated Statement of Comprehensive Income	33.6	26.1	28.6	93.1
-/+ Net fair value gains/losses on investment property	-11.9	-11.8	1.1	-26.1
-/+ Net gains/losses on sale of investment property	-0.2	0.4	—	-0.8
Indirect other operating income and expenses
-/+ Fair value gains/losses of financial instruments	—	—	—	27.0
-/+ Fair value gains/losses of joint ventures	-6.5	—	—	-1.0
+/- Change in deferred taxes arising from the items above	2.5	3.3	-25.0	-10.6
+/- Non-controlling interest arising from the items above	4.8	1.6	200.0	5.1
EPRA Earnings	22.3	19.7	13.4	86.7
Average number of shares, million	441.3	376.6	17.2	425.4
EPRA Earnings per share (basic), EUR	0.051	0.052	-3.2	0.204

The table below presents an alternative calculation of EPRA Earnings from the statement of comprehensive income from top to bottom.

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EUR million	Q1/2014	Q1/2013	Change-%	2013
Net rental income	40.7	40.4	0.8	168.9
Direct administrative expenses	-5.0	-5.3	-5.3	-20.6
Direct other operating income and expenses	0.4	0.3	31.0	0.9
EPRA operating profit	36.1	35.4	1.9	149.1
Direct net financial income and expenses	-13.7	-16.4	-16.7	-63.0
Direct share of profit/loss of joint ventures	0.3	1.1	-67.9	3.1
Direct current taxes	-0.2	-0.2	-17.8	-0.7
Change in direct deferred taxes	0.1	0.2	-40.5	0.1
Direct non-controlling interest	-0.4	-0.4	6.1	-1.9
EPRA Earnings	22.3	19.7	13.4	86.7
EPRA Earnings per share (basic), EUR	0.051	0.052	-3.2	0.204

2) EPRA Cost Ratios

Citycon started to report EPRA Cost Ratios at year-end 2013. Both cost ratios improved compared to previous year. Citycon’s EPRA Cost Ratio including direct vacancy costs was 24.1% in the first quarter of 2014, compared with 26.3% in the same period of the previous year. The improvement in the cost ratio resulted mainly from lower property operating expenses, net service charge costs and administrative expenses. EPRA Cost Ratio excluding direct vacancy costs was 21.6% compared with 22.9% a year earlier. The improvement was mainly due to lower EPRA Cost Ratio including direct vacancy costs as well as a higher occupancy rate.

EUR million	Q1/2014	Q1/2013	Change-%	2013
Include:
Administrative expenses 1)	5.1	5.3	-4.6	20.6
Property operating expenses and other expenses from leasing operations less service charge costs 1)	12.9	13.7	-5.2	53.0
Net service charge costs/fees 2)	5.7	6.8	-16.5	18.2
Management fees less actual/estimated profit element	-0.4	-0.3	31.0	-0.9
Other operating income/recharges intended to cover costs less any related profit	-1.2	-1.2	1.3	-4.7
Share of joint venture expenses	2.5	2.3	9.9	10.2
Exclude:
Ground rent costs	-0.5	-0.5	-0.3	-1.8
Service charge costs recovered through rents but not separately invoiced	-10.4	-10.9	-4.9	-42.8
Share of joint venture investment property depreciation, ground rent costs and service charge costs recovered through rents but not separately invoiced	-1.2	-1.2	-3.0	-4.6
EPRA Costs (including direct vacancy costs) (A)	12.5	13.9	-10.0	47.3
Direct vacancy costs	-1.3	-1.8	-27.0	-5.0
EPRA Costs (excluding direct vacancy costs) (B)	11.2	12.1	-7.5	42.3
Gross rental income less ground rent costs	57.6	59.1	-2.6	233.6
Less: service fee and service charge cost components of Gross Rental Income	-10.4	-10.9	-4.9	-42.8
Add: share of joint ventures (Gross rental income less ground rent costs less service fees in GRI)	4.7	4.6	1.6	20.3
Gross Rental Income (C) 2)	51.9	52.8	-1.7	211.1
EPRA Cost Ratio (including direct vacancy costs) (A/C, %)	24.1	26.3	-8.4	22.4
EPRA Cost Ratio (excluding direct vacancy costs) (B/C, %)	21.6	22.9	-5.9	20.0

1)	Administrative expenses are net of costs capitalised of EUR 0.4 million in the first quarter of 2014, EUR 0.4 million in the first quarter of 2013 and EUR 1.0 million in 2013. Citycon’s policy is to capitalise, for example, expenses related to property development projects and major software development projects.
2)	Citycon changed the reporting of certain parking income in the first quarter of 2014. Parking income has been previously partly reporting in service income but now all parking income has been classified as gross rental income. The change is reflected also in the comparison figures.

3) EPRA NAV per Share and EPRA NNNAV per Share

EPRA NAV per share decreased by EUR 0.07 to EUR 3.03 (31 December 2013: EUR 3.10) due mainly to paid dividends and return from the invested unrestricted equity fund. EPRA NNNAV per share decreased by EUR 0.16 to EUR 2.74 (31 December 2013: EUR 2.90), due mainly to the reasons mentioned above and the increased difference between the secondary market price and fair value of bonds and capital loans.

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY - 31 MARCH 2014	17

		31 March 2014			31 March 2013		31 December 2013
		Number of			Number of			Number of
		shares on the	per		shares on the	per		shares on the	per
	EUR	balance sheet	share,	EUR	balance sheet	share,	EUR	balance sheet	share,
	million	date (1,000)	EUR	million	date (1,000)	EUR	million	date (1,000)	EUR
Equity attributable to parent company shareholders	1,253.7	441,288	2.84	1,200.0	441,288	2.72	1,289.6	441,288	2.92
Deferred taxes from the difference of fair value and fiscal value of investment properties	58.4	441,288	0.13	67.3	441,288	0.15	55.9	441,288	0.13
Fair value of financial instruments	24.7	441,288	0.06	52.2	441,288	0.12	22.8	441,288	0.05
Net asset value (EPRA NAV)	1,336.9	441,288	3.03	1,319.5	441,288	2.99	1,368.3	441,288	3.10
Deferred taxes from the difference of fair value and fiscal value of investment properties	-58.4	441,288	-0.13	-67.3	441,288	-0.15	-55.9	441,288	-0.13
The difference between the secondary market price and fair value of bonds and capital loans 1)	-42.9	441,288	-0.10	-9.6	441,288	-0.02	-9.6	441,288	-0.02
Fair value of financial instruments	-24.7	441,288	-0.06	-52.2	441,288	-0.12	-22.8	441,288	-0.05
EPRA NNNAV	1,210.8	441,288	2.74	1,190.4	441,288	2.70	1,280.0	441,288	2.90

1)	Secondary market price

When calculating the EPRA NNNAV in accordance with EPRA’s recommendations, the shareholders’ equity is adjusted using EPRA’s guidelines so that bonds and capital loans are valued based on secondary market prices. In accordance with Citycon’s accounting policies, the carrying amount and fair value of bonds and capital loans are different from this secondary market price. Due to this, in the calculation of this key figure the bond 1/2009, bond 1/2012 and bond 1/2013 have been valued using the price derived from the secondary market on the balance sheet date. The secondary market price for the bond 1/2009 was 102.83% (105.28%) and for bond 1/2012 106.51% (104.93%) and for bond 1/2013 104.97% as of 31 March 2014. The convertible capital loan 1/2006 was matured and repaid in August 2013, and its secondary market price on 31 March 2013 was 100.30%. The difference between the secondary market price and the fair value of the bonds and capital loans was EUR -42.9 million (EUR -9.5 million) as of 31 March 2014.

4) EPRA Net Initial Yield (NIY) (%) and EPRA ‘Topped-Up’ NIY (%)

EPRA initial yield remained the same as in the comparison period and EPRA ‘topped-up’ NIY improved due to an increase in lease incentives. However, EPRA NIY and EPRA ‘topped up’ NIY at the end of the first quarter of 2013 and 2014 are not fully comparable due to changes in the completed property portfolio (such as property acquisitions, disposals and started and completed (re)development projects).

EUR million	31 March 2014	31 March 2013	31 December 2013
Fair value of investment properties determined by the external appraiser	2,738.0	2,731.8	2,729.6
Less (re)development properties, lots, unused building right and properties which valuation is based on the value of the building right	-136.9	-232.0	-136.4
Completed property portfolio	2,601.1	2,499.8	2,593.2
Plus the estimated purchasers’ transaction costs	58.8	57.9	58.6
Gross value of completed property portfolio (A)	2,659.9	2,557.7	2,651.8
Annualised gross rents for completed property portfolio	227.4	222.5	226.3
Property portfolio’s operating expenses	-62.4	-64.6	-60.9
Annualised net rents (B)	165.0	157.9	165.4
Plus the notional rent expiration of rent free periods or other lease incentives	3.0	1.8	2.4
Topped-up annualised net rents (C)	168.0	159.7	167.8
EPRA Net Initial Yield (NIY) (%) (B/A)	6.2	6.2	6.2
EPRA ‘topped-up’ NIY (%) (C/A)	6.3	6.2	6.3

5) EPRA Vacancy Rate (%)

EPRA vacancy rate at the end of the first quarter improved mainly due to divestments and decreased vacancy in the supermarket and shops portfolio.

EUR million	31 March 2014	31 March 2013	31 December 2013
Annualised potential rental value of vacant premises	10.7	12.3	10.2
./. Annualised potential rental value for the whole portfolio	237.5	244.3	237.6
EPRA vacancy rate (%)	4.5	5.0	4.3

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY - 31 MARCH 2014	18

Interim Condensed Consolidated Financial Statements

1 January–31 March 2014

Condensed Consolidated Statement of Comprehensive Income, IFRS

EUR million	Note	Q1/2014	Q1/2013	Change-%	2013
Gross rental income 1)		58.1	59.6	-2.6	235.4
Service charge income 1)		3.2	3.3	-1.5	13.2
Turnover	3	61.3	62.9	-2.5	248.6
Property operating expenses	4	20.4	22.2	-8.3	78.4
Other expenses from leasing operations		0.2	0.3	-17.6	1.3
Net rental income		40.7	40.4	0.8	168.9
Administrative expenses		5.1	5.3	-4.6	20.6
Other operating income and expenses		0.4	0.3	31.0	0.9
Net fair value gains/losses on investment property		11.9	11.8	1.1	26.1
Net gains/losses on sale of investment property		0.2	-0.4	—	0.8
Operating profit		48.2	46.7	3.0	176.0
Net financial income and expenses		-13.7	-16.4	-16.7	-90.1
Share of profit/loss of joint ventures		6.8	1.1	530.4	4.1
Profit/loss before taxes		41.3	31.4	31.5	90.1
Current taxes		-0.2	-0.2	-17.8	-0.7
Change in deferred taxes		-2.4	-3.2	-24.2	10.7
Profit/loss for the period		38.8	28.1	38.1	100.0
Profit/loss attributable to
Parent company shareholders		33.6	26.1	28.6	93.1
Non-controlling interest		5.2	2.0	162.3	6.9
Earnings per share attributable to parent company shareholders 1)
Earnings per share (basic), EUR	5	0.08	0.07	9.8	0.22
Earnings per share (diluted), EUR	5	0.08	0.07	10.3	0.22
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Net losses/gains on cash flow hedges		-1.0	10.2	—	49.4
Income taxes relating to cash flow hedges		0.2	-2.4	—	-12.8
Share of other comprehensive income of joint ventures		-1.1	-0.2	408.6	0.3
Exchange losses/gains on translating foreign operations		-1.4	3.2	—	-3.8
Net other comprehensive income to be reclassified to profit or loss in subsequent periods		-3.4	10.8	—	33.1
Other comprehensive income for the period, net of tax		-3.4	10.8	—	33.1
Total comprehensive profit/loss for the period		35.4	38.9	-9.0	133.2
Total comprehensive profit/loss attributable to
Parent company shareholders		30.2	36.8	-17.9	126.4
Non-controlling interest		5.2	2.1	149.4	6.8

1)	Citycon made an adjustment to its reporting of parking income during the year 2014. Previously Citycon reported parking income within service charge income, but starting from current year part of gross rental income. The change has been applied also to the 2013 comparison figures.

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY - 31 MARCH 2014	19

Condensed Consolidated Statement of Financial Position, IFRS

EUR million	Note	31 March 2014	31 March 2013	31 December 2013
Assets
Non-current assets
Investment properties	6	2,744.3	2,730.9	2,733.5
Investments in joint ventures		166.9	144.4	153.1
Intangible assets and property, plant and equipment		3.4	2.9	2.9
Deferred tax assets		9.3	17.1	9.1
Total non-current assets		2,923.9	2,895.3	2,898.6
Investment properties held for sale	7	5.7	10.7	2.3
Current assets
Derivative financial instruments	9, 10	5.4	0.7	2.4
Trade and other receivables		20.2	17.9	34.0
Cash and cash equivalents	8	17.0	165.1	38.0
Total current assets		42.6	183.6	74.5
Total assets		2,972.2	3,089.7	2,975.4
Liabilities and shareholders’ Equity
Equity attributable to parent company shareholders
Share capital		259.6	259.6	259.6
Share premium fund		131.1	131.1	131.1
Fair value reserve		-24.7	-52.2	-22.8
Invested unrestricted equity fund	11	440.1	493.3	493.0
Retained earnings	11	447.6	368.2	428.7
Total equity attributable to parent company shareholders		1,253.7	1,200.0	1,289.6
Non-controlling interest		56.1	46.3	51.0
Total shareholders’ equity		1,309.8	1,246.3	1,340.6
Long-term liabilities
Loans	12	1,293.1	1,437.9	1,317.5
Derivative financial instruments and other non-interest bearing liabilities	9, 10	29.4	66.8	27.9
Deferred tax liabilities		60.1	69.2	57.7
Total long-term liabilities		1,382.6	1,573.8	1,403.1
Short-term liabilities
Loans	12	190.3	142.5	144.9
Derivate financial instruments	9, 10	1.6	3.4	5.2
Trade and other payables		87.9	123.6	81.5
Total short-term liabilities		279.8	269.6	231.6
Total liabilities		1,662.4	1,843.4	1,634.7
Total liabilities and shareholders’ equity		2,972.2	3,089.7	2,975.4

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY - 31 MARCH 2014	20

Condensed Consolidated Cash Flow Statement, IFRS

EUR million	Note	Q1/2014	Q1/2013	2013
Cash flow from operating activities
Profit before taxes		41.3	31.4	90.1
Adjustments		-5.0	4.2	60.1
Cash flow before change in working capital		36.3	35.7	150.2
Change in working capital		1.4	-4.9	-4.5
Cash generated from operations 1)		37.7	30.7	145.6
Paid interest and other financial charges		-8.9	-9.7	-87.0
Interest income and other financial income received		0.1	0.1	0.2
Taxes paid/received		-0.5	-0.6	-0.7
Net cash from operating activities		28.3	20.5	58.1
Cash flow from investing activities
Acquisition of subsidiaries, less cash acquired	6,7	—	-1.5	-2.0
Capital expenditure on investment properties, investments in joint ventures, intangible assets and PP&E	6,7	-16.2	-155.8	-226.6
Sale of investment properties	6,7	5.7	24.3	60.2
Net cash used in/from investing activities		-10.5	-133.0	-168.4
Cash flow from financing activities
Proceeds from rights and share issue		—	196.2	196.0
Proceeds from short-term loans	12	55.1	69.6	96.7
Repayments of short-term loans	12	-9.1	-37.0	-228.9
Proceeds from long-term loans	12	—	112.9	612.4
Repayments of long-term loans	12	-22.4	-112.2	-527.7
Dividends and return from the invested unrestricted equity fund	11	-60.5	—	-49.0
Realized exchange rate losses 1)		-1.6	-3.5	-1.5
Net cash from/used in financing activities 1)		-38.6	226.1	97.9
Net change in cash and cash equivalents		-20.8	113.6	-12.3
Cash and cash equivalents at period-start	8	38.0	51.0	51.0
Effects of exchange rate changes		-0.1	0.4	-0.6
Cash and cash equivalents at period-end	8	17.0	165.1	38.0

1)	Citycon changed the reporting of cash flows in the first quarter of 2014. Realised exchange rate gains and losses have been moved from net cash flow from operating activities to net cash flow from financing activities. The change has been applied also to comparison figures.

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY - 31 MARCH 2014	21

Condensed Consolidated Statement of Changes in Shareholders’ Equity, IFRS

	Equity attributable to parent company shareholders						Equity
EUR million	Share capital	Share premium fund	Fair value reserve	Invested un- restricted equity fund	Translation reserve	Retained earnings	attributable to parent company share- holders	Non-con- trolling interest	Share- holders’ equity, total
Balance at 1 January 2013	259.6	131.1	-59.8	333.0	-5.5	357.3	1,015.7	44.2	1,059.9
Total comprehensive profit/loss for the period			7.6		3.1	26.1	36.8	2.1	38.9
Rights issue				200.2			200.2		200.2
Arrangement fee for rights issue				-4.0			-4.0		-4.0
Dividends and return from the invested unrestricted equity fund (Note 11)				-36.0		-13.1	-49.0		-49.0
Share-based payments						0.3	0.3		0.3
Balance at 31 March 2013	259.6	131.1	-52.2	493.3	-2.4	370.6	1,200.0	46.3	1,246.3
Balance at 1 January 2014	259.6	131.1	-22.8	493.0	-9.2	437.9	1,289.6	51.0	1,340.6
Total comprehensive profit/loss for the period			-1.9		-1.4	33.6	30.2	5.2	35.4
Dividends and return from the invested unrestricted equity fund (Note 11)				-53.0		-13.2	-66.2		-66.2
Share-based payments						0.1	0.1		0.1
Balance at 31 March 2014	259.6	131.1	-24.7	440.1	-10.6	458.2	1,253.7	56.1	1,309.8

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY - 31 MARCH 2014	22

Notes to the Interim Condensed Consolidated Financial Statements

1. Basic Company Data

Citycon Oyj is a real estate company specialised in retail premises. Citycon operates in the business units Finland, Sweden, and Baltic Countries and New Business. Citycon Oyj is a Finnish public limited liability company established under the Finnish law and domiciled in Helsinki.

The Board of Directors has approved the interim financial statements on 23 April 2014.

2. Basis of Preparation and Accounting Policies

Citycon prepares its consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS). The interim financial statements for the three month period ended on 31 March 2014 have been prepared in accordance with IAS 34 Interim Financial Reporting. The figures are unaudited.

Citycon has not adopted IFRIC 21 Levies interpretation (effective on 1 January 2014) as it has not been approved by the EU.

Citycon changed the reporting of cash flows in the first quarter of 2014. Realised exchange rate gains and losses have been moved from net cash flow from operating activities to net cash flow from financing activities. The change has been applied also to comparison figures.

Additional information on the accounting policies are available in Citycon’s Financial Statements 2013 under the Notes to the Consolidated Financial Statements: in Note 1 ‘Accounting policies’.

3. Segment Information

Citycon’s business consists of the regional business units Finland, Sweden and Baltic Countries and New Business.

In Citycon’s reporting, Kista Galleria is treated as a joint venture and the shopping centre’s result or fair value will not impact on the turnover, net rental income or fair value of investment properties of the group. Kista Galleria is consolidated in Citycon’s financial statements based on the equity method, meaning that Citycon’s share of Kista Galleria’s profit for the period is recognised in the line ‘Share of result in joint ventures’ in the statement of comprehensive income and Citycon’s share of Kista Galleria’s total assets is recognised in the line ‘Investments in joint ventures’ in the statement of financial position. In addition, the management fee received by Citycon is reported in the line ‘Other operating income and expenses’ and the interest income on the shareholder loan is reported in ‘Net financial income and expenses’. Kista Galleria contributed to the IFRS based profit for the period by approximately EUR 8.8 million in the first quarter of 2014. Citycon’s management and Board of Directors also follow the performance of Kista Galleria as if it were fully consolidated with Citycon’s net rental income and operating profit. Therefore, in the segment information numbers of Sweden are presented with (Segments) and without (IFRS) Kista Galleria.

EUR million	Q1/2014	Q1/2013	Change-%	2013
Turnover
Finland	37.2	37.9	-1.9	150.4
Sweden	25.4	27.4	-7.4	107.8
Baltic Countries and New Business	9.3	8.8	5.9	34.9
Total Segments	71.9	74.1	-3.0	293.1
Reconciliation to IFRS	-10.6	-11.2	-5.9	-44.5
Total IFRS	61.3	62.9	-2.5	248.6
Sweden IFRS	14.8	16.2	-8.4	63.3
Net rental income
Finland	24.4	24.2	0.8	103.5
Sweden	16.7	17.5	-4.3	71.7
Baltic Countries and New Business	7.0	6.4	8.7	25.6
Total Segments	48.1	48.1	0.0	200.9
Reconciliation to IFRS	-7.5	-7.8	-4.1	-32.0
Total IFRS	40.7	40.4	0.8	168.9
Sweden IFRS	9.2	9.7	-4.5	39.7

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY - 31 MARCH 2014	23

EUR million	Q1/2014	Q1/2013	Change-%	2013
EPRA Operating profit
Finland	24.0	23.4	2.6	100.3
Sweden	15.7	16.0	-1.3	65.6
Baltic Countries and New Business	6.8	6.2	9.7	24.8
Other	-3.4	-2.9	18.1	-12.0
Total Segments	43.1	42.6	1.1	178.7
Reconciliation to IFRS	-7.0	-7.2	-2.8	-29.6
Total IFRS	36.1	35.4	1.9	149.1
Sweden IFRS	8.7	8.7	-0.1	36.0
Net fair value gains/losses on investment property
Finland	5.7	8.3	-31.0	2.3
Sweden	15.8	2.7	477.5	10.9
Baltic Countries and New Business	3.3	0.7	345.0	15.8
Total Segments	24.8	11.8	110.9	28.9
Reconciliation to IFRS	-12.9	—	—	-2.8
Total IFRS	11.9	11.8	1.1	26.1
Sweden IFRS	2.9	2.7	6.5	8.1
Operating profit/loss
Finland	30.0	31.5	-4.9	102.4
Sweden	31.5	18.4	71.0	77.5
Baltic Countries and New Business	10.1	6.9	45.1	40.6
Other	-3.4	-2.9	17.3	-12.0
Total Segments	68.1	54.0	26.2	208.4
Reconciliation to IFRS	-19.9	-7.2	176.2	-32.4
Total IFRS	48.2	46.7	3.0	176.0
Sweden IFRS	11.6	11.2	3.1	45.1

EUR million	31 March 2014	31 March 2013	Change-%	31 December 2013
Assets
Finland	1,695.4	1,660.2	2.1	1,686.3
Sweden	1,280.1	1,325.9	-3.4	1,271.2
Baltic Countries and New Business	347.1	319.8	8.5	343.2
Other	201.9	337.8	-40.2	216.0
Total Segments	3,524.5	3,643.7	-3.3	3,516.7
Reconciliation to IFRS	-552.3	-554.0	-0.3	-541.3
Total IFRS	2,972.2	3,089.7	-3.8	2,975.4
Sweden IFRS	727.8	771.9	-5.7	729.9
Liabilities
Finland	15.0	57.3	-73.9	15.5
Sweden	32.0	25.3	26.4	49.3
Baltic Countries and New Business	21.0	20.8	0.9	21.0
Other	1,613.3	1,757.8	-8.2	1,566.4
Total Segments	1,681.2	1,861.2	-9.7	1,652.2
Reconciliation to IFRS	-18.8	-17.8	5.7	-17.5
Total IFRS	1,662.4	1,843.4	-9.8	1,634.7
Sweden IFRS	13.2	7.5	75.3	31.8

The change in segment assets was due to the fair value changes in investment properties as well as investments and disposals.

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY - 31 MARCH 2014	24

4. Property Operating Expenses

EUR million	Q1/2014	Q1/2013	Change-%	2013
Heating and electricity expenses	7.3	8.5	-13.6	25.1
Maintenance expenses	5.9	6.4	-7.5	25.4
Land lease fees and other rents	0.5	0.5	-0.3	1.8
Property personnel expenses	0.7	0.5	36.0	2.7
Administrative and management fees	0.6	0.7	-14.7	3.1
Marketing expenses	1.2	1.3	-3.5	5.6
Property insurances	0.1	0.2	-13.1	0.5
Property taxes	1.8	1.8	0.4	7.1
Repair expenses	2.0	2.4	-14.1	6.7
Other property operating expenses	0.2	0.1	92.5	0.5
Total	20.4	22.2	-8.3	78.4

One property generated no income during the first quarter of 2014 (in 2013 two properties), while this generated expenses of EUR 0.0 million (EUR 0.1 million).

5. Earnings per Share

	Q1/2014	Q1/2013	Change-%	2013
Earnings per share, basic
Profit/loss attributable to parent company shareholders, EUR million	33.6	26.1	28.6	93.1
Issue-adjusted average number of shares, million	441.3	376.6	17.2	425.4
Earnings per share (basic), EUR	0.08	0.07	9.8	0.22
Earnings per share, diluted
Profit/loss attributable to parent company shareholders, EUR million	33.6	26.1	28.6	93.1
Expenses from convertible capital loan, the tax effect deducted (EUR million)	—	0.6	—	1.3
Profit/loss used in the calculation of diluted earnings per share (EUR million)	33.6	26.6	25.9	94.4
Issue-adjusted average number of shares, million	441.3	376.6	17.2	425.4
Convertible capital loan impact, million	—	10.0	—	6.0
Average number of shares used in the calculation of diluted earnings per share, million	441.3	386.6	14.1	431.4
Earnings per share (diluted), EUR	0.08	0.07	10.3	0.22

6. Investment Properties

Citycon divides its investment properties into two categories: Investment Properties Under Construction (IPUC) and Operative Investment Properties. On 31 March 2014, the first mentioned category included IsoKristiina in Finland, as well as Stenungs Torg in Sweden. On 31 March 2013, the first mentioned category included IsoKristiina in Finland as well as Åkermyntan Centrum in Sweden.

IPUC-category includes the fair value of the whole property even though only part of the property may be under construction.

31 March 2014	Investment properties	Operative	Investment
	under construction	investment	properties,
EUR million	(IPUC)	properties	total
At period-start	96.6	2,636.8	2,733.5
Investments	5.1	9.3	14.3
Disposals	—	-3.1	-3.1
Capitalized interest	0.2	0.5	0.7
Fair value gains on investment property	1.6	23.4	25.0
Fair value losses on investment property	—	-13.1	-13.1
Exchange differences	-0.7	-6.5	-7.2
Transfers between items	-5.7	—	-5.7
At period-end	97.1	2,647.2	2,744.3

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31 March 2013	Investment properties	Operative	Investment
	under construction	investment	properties,
EUR million	(IPUC)	properties	total
At period-start	195.7	2,518.5	2,714.2
Acquisitions	1.5	0.1	1.6
Investments	0.4	12.1	12.6
Disposals	-18.4	-1.6	-20.1
Capitalized interest	0.1	0.4	0.5
Fair value gains on investment property	0.2	21.4	21.6
Fair value losses on investment property	-0.3	-9.5	-9.8
Exchange differences	0.5	19.5	20.1
Transfers between items	-139.2	129.6	-9.6
At period-end	40.4	2,690.5	2,730.9

31 December 2013	Investment properties	Operative	Investment
	under construction	investment	properties,
EUR million	(IPUC)	properties	total
At period-start	195.7	2,518.5	2,714.2
Acquisitions	1.5	0.5	2.0
Investments	8.3	64.6	72.9
Disposals	-18.3	-18.7	-37.0
Capitalized interest	0.2	2.5	2.6
Fair value gains on investment property	0.3	61.0	61.2
Fair value losses on investment property	-0.4	-34.8	-35.2
Exchange differences	-0.6	-22.5	-23.1
Transfers between items	-92.2	68.0	-24.2
At period-end	94.4	2,639.0	2,733.5

An external professional appraiser has conducted the valuation of the company’s investment properties with a net rental income based cash flow analysis. Market rents, occupancy rate, operating expenses and yield requirement form the key variables used in the cash flow analysis. The segments’ yield requirements and market rents used by the external appraiser in the cash flow analysis were as follows:

	Weighted average yield requirement, %			Weighted average market rents, EUR/m²
	31 March	31 March	31 December	31 March	31 March	31 December
	2014	2013	2013	2014	2013	2013
Finland	6.2	6.2	6.2	26.9	26.1	26.4
Sweden	5.9	6.0	5.9	25.1	26.2	25.3
Baltic Countries and New Business	7.3	7.6	7.3	20.4	20.1	20.4
Average	6.2	6.3	6.3	25.6	25.4	25.3

7. Investment Properties Held for Sale

On 31 March 2014, the Investment Properties Held for Sale comprised residential units in Stenungs Torg. This transaction is expected to be finalised during second quarter in 2014.On 31 December 2013, the Investment Properties Held for Sale comprised one property located in Finland. This transaction was finalised February 2014.

EUR million	31 March 2014	31 March 2013	31 December 2013
At period-start	2.3	5.4	5.4
Disposals	-2.3	-4.3	-15.2
Transfers from investment properties	5.7	9.6	12.1
At period-end	5.7	10.7	2.3

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8. Cash and Cash Equivalents

EUR million	31 March 2014	31 March 2013	31 December 2013
Cash in hand and at bank	17.0	164.7	38.0
Other bank deposits	0.0	0.3	0.0
Total	17.0	165.1	38.0

Cash and cash equivalents in the cash flow statement comprise the items presented above. Other bank deposits consists of pledged cash accounts related to rental guarantees and redevelopment projects.

9. Fair Values of Financial Assets and Liabilities

Classification of financial instruments and their carrying amounts and fair values

	31 March 2014		31 March 2013		31 December 2013
EUR million	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
I Financial assets at fair value through profit and loss
Derivative financial instruments	5.4	5.4	0.7	0.7	2.4	2.4
Financial liabilities
I Financial liabilities amortised at cost
Loans
Loans from financial institutions	826.9	830.1	1,351.3	1,355.8	806.1	809.6
Convertible capital loan 1/2006	—	—	39.4	39.8	—	—
Bond 1/2009	23.0	23.1	39.8	40.0	23.0	23.1
Bond 1/2012	138.1	138.4	149.5	150.0	138.0	138.4
Bond 1/2013	495.2	500.0	—	—	495.0	500.0
II Financial liabilities at fair value through profit and loss
Derivative financial instruments	0.3	0.3	3.4	3.4	3.4	3.4
III Derivative contracts under hedge accounting
Derivative financial instruments	29.9	29.9	65.8	65.8	28.9	28.9

The principles for determining the fair values of financial instruments

Citycon applies IFRS valuation principles when determining the fair value of financial instruments. The following presents the principles for determining the fair values of all financial assets and liabilities.

Derivative financial instruments

Derivative financial instruments are initially measured at cost in the statement of financial position and subsequently re-measured at their fair value on each balance-sheet date. The fair value of interest rate swaps is calculated using the present value of estimated future cash flows. The fair value of Citycon’s interest rate derivatives is determined by the counterparty banks based on customary valuation techniques used by market participants in the OTC derivative market. An interest rate curve is determined based on observable market rates. The curve is used to determine future interest payments, which are then discounted to present value.

The fair value of a forward agreement is based on the difference between the exchange rate of the agreement and the prevailing exchange rate fixing on each balance-sheet date as well as the currency basis spreads between the respective currencies. The fair value of derivative financial instruments is the estimated amount that Citycon would receive or pay to settle the related agreements.

The fair value of foreign exchange derivative contracts is based on quoted market prices.

The fair value of both interest rate and foreign exchange derivative financial instruments corresponds to level 2 of the fair value hierarchy according to IFRS13.72-90. For financial instruments that are recognised at fair value on a recurring basis, Citycon determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. During the period there were no transfers between the levels of the fair value hierarchy.

Loans from financial institutions

Citycon’s loans from financial institutions are mainly floating rate loans which have a fair value equal to the nominal amount of the loan. The difference between the fair value and carrying amount is the unamortised capitalised arrangement fees of the loans. The fair value of loans from financial institutions corresponds to level 2 according to IFRS13.72-90.

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Bond 1/2009, bond 1/2012 and bond 1/2013

The bonds 1/2009, 1/2012 and 1/2013 are fixed rate loans which has fair values equal to the nominal amount of the loans. The difference between the fair value and carrying amount is the unamortised capitalised arrangement fees for the bonds and for the 1/2013 bond also the unamortised reoffer discount. The fair value of the bonds corresponds to level 1 according to IFRS13.72-90.

10. Derivative Financial Instruments

	31 March 2014		31 March 2013		31 December 2013
EUR million	Nominal amount	Fair value	Nominal amount	Fair value	Nominal amount	Fair value
Interest rate derivatives
Interest rate swaps
Maturity:
less than 1 year	107.1	-1.3	—	—	108.0	-1.8
1-2 years	65.0	-2.3	158.0	-4.9	65.0	-2.6
2-3 years	161.5	-9.4	219.7	-9.4	162.1	-9.4
3-4 years	139.7	-9.9	261.6	-17.8	140.3	-9.1
4-5 years	100.4	-7.0	184.0	-15.6	100.7	-6.1
over 5 years	—	—	211.7	-18.1	—	—
Subtotal	573.7	-29.9	1,035.0	-65.8	576.1	-28.9
Foreign exchange derivatives
Forward agreements
Maturity:
less than 1 year	425.4	5.1	183.6	-2.8	421.9	-0.9
Total	999.1	-24.8	1,218.6	-68.6	997.9	-29.8

The fair value of derivative financial instruments represents the market value of the instrument with prices prevailing at the end of the period. Derivative financial instruments are used in hedging the interest rate risk of the interest bearing liabilities and foreign currency risk.The fair values include foreign exchange rate gain of EUR 5.4 million (loss EUR 2.6 million) which is recognised in the statement of comprehensive income under net financial income and expenses. Hedge accounting is applied for interest rate swaps which have nominal amount of EUR 573.7 million (EUR 1,035.0 million). The change in fair values of these derivatives (net of taxes), EUR -0.8 million (EUR 7.8 million) is recognised under other comprehensive income, taking the tax effect into account. In addition, EUR -1.1 million (EUR -0.2 million) have been recognised in ‘Share of other comprehensive income of joint ventures’from interest rate swaps hedging the Kista Galleria loan.

11. Dividends and Return from the Invested Unrestricted Equity Fund

In accordance with the proposal by the Board of Directors, the Annual General Meeting held on 19 March 2014 decided on a dividend of EUR 0.03 per share for the financial year 2013 (EUR 0.04 for the financial year 2012) and EUR 0.12 per share was decided to be returned from the invested unrestricted equity fund (EUR 0.11 for the financial year 2012). Dividend and equity return of EUR 66.2 million in total for the financial year 2013 (EUR 49.0 million for the financial year 2012) were paid on 31 March 2014.

12. Loans

During the first quarter of 2014 the company issued commercial paper for an amount of EUR 47.0 million.

In addition, during the period prepayments of EUR 23.1 million and repayments of interest-bearing debt amounting to EUR 0.6 million were made in line with previously disclosed payment terms.

On top of the financial covenants, Citycon’s debt financing agreements have other customary restrictive clauses. These include negative-pledge and change-of-control clauses. With respect to the negative pledge, Citycon’s loan agreements limit the maximum amount of secured indebtedness to 7.5% of the total financial indebtedness of the group. Change of control provisions are associated with a situation wherein a person or group of persons acting in concert would hold more than 50% of the voting rights of Citycon and such change of control would, (i) in respect of the debt financing agreements, impose an obligation for the company to commence negotiations with the relevant lenders on an alternative basis for the continuation of financing or, alternatively, to repay the loans in question and, (ii) in respect of the debt securities, entitle the debt security holders to require the company to redeem such securities. Both clauses are subject to the applicable grace periods and possible waivers.

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13. Contingent Liabilities

EUR million	31 March 2014	31 March 2013	31 December 2013
Mortgages on land and buildings	10.2	38.1	10.3
Bank guarantees	51.5	63.8	79.5
Capital commitments	209.0	87.5	213.8

On 31 March 2013, Citycon had capital commitments of EUR 209.0 million (EUR 87.5 million) relating mainly to on-going (re)development projects.

Citycon owns 50% of Kista Galleria joint venture. Shares in the joint venture have been pledged as security for the loans of the joint venture.

14. Related Party Transactions

Citycon Group’s related parties comprise the parent company Citycon Oyj and its subsidiaries, associated companies, minority companies; Board members; CEO; Corporate Management Committee members; and Gazit-Globe Ltd., whose shareholding in Citycon Oyj accounted for 49.3% on 31 March 2014 (31 March 2013: 49.3% ).

During the first quarter in 2014 and 2013, Citycon had the following significant transactions with Gazit-Globe Ltd.:

Rights issue 2013

In March 2013, the company issued approximately 114 million new shares in a rights issue, raising approximately EUR 200 million gross proceeds in new equity. Gazit-Globe Ltd. subscribed 56.1 million shares in this rights issue.

Purchases of services

Citycon paid no expenses to Gazit-Globe Ltd. and its subsidiaries (EUR 0.0 million) nor invoiced any expenses forward to Gazit-Globe Ltd. and its subsidiaries (EUR 0.0 million).

15. Key Figures

	Q1/2014	Q1/2013	Change-%	2013
Operating profit, EUR million	48.2	46.7	3.0	176.0
% of turnover	78.6%	74.3%		70.8%
Profit/loss before taxes, EUR million	41.3	31.4	31.5	90.1
Earnings per share (diluted), EUR	0.08	0.07	10.3	0.22
Equity per share, EUR	2.84	2.72	4.5	2.92
Loan to Value (LTV), % 1)	50.3	49.0	2.5	49.3
Net interest-bearing debt (fair value), EUR million	1,474.8	1,420.8	3.8	1,433.3
Personnel (at the end of the period)	139	117	18.8	127

1)	Citycon changed the reporting of LTV in the period by including also ‘Investments in joint ventures’ in the investment properties. The change has been applied also to the comparison periods.

The formulas for key figures can be found from the Financial Statements 2013.

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Report on Review of Citycon Oyj’s Interim Financial Information for the period January 1–March 31 2014

To the Board of Directors of Citycon Oyj

Introduction

We have reviewed the accompanying consolidated condensed statement of financial position of Citycon Oyj as of March 31, 2014 and the related condensed statement of comprehensive income, condensed statement of changes in shareholders’ equity, and condensed cash flow statement for the three-month period then ended, and explanatory notes prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU. The Board of Directors and the Managing Director are responsible for the preparation and fair presentation of interim financial information in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU and in accordance with other laws and regulations governing the preparation of the interim financial information in Finland. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements ISRE 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.” A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not give a true and fair view of the financial position of the entity as at March 31, 2014, and of its financial performance and its cash flows for the three-month period then ended in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU and in accordance with other laws and regulations governing the preparation of the interim financial information in Finland.

April 23, 2014

ERNST & YOUNG OY

Authorized Public Accountants

Mikko Rytilahti, Authorized Public Accountant

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